UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

E2open, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

      29788A104
(CUSIP Number)

Toby E. Symonds
President
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           January 9, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788A104	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,772,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 29788A104	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,772,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 29788A104	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,772,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 29788A104	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,772,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 29788A104	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,772,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 29788A104	SCHEDULE 13D	Page 7 of 11

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on December 29, 2014 (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of E2open, Inc., a Delaware corporation (the “Company” or the “Issuer”).

This Amendment No. 1 to the Schedule 13D is being filed to report that a material change occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons set forth in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.  Security and Issuer.

No material change.

ITEM 2.  Identity and Background.

No material change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated in its entirety to read as follows:

“The Reporting Persons used approximately $18,222,927 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of ACMF.

The source of the funds used to acquire the Common Stock reported herein is the working capital available to ACMF and margin borrowings described in the following sentence. Such shares of Common Stock are held by ACMF in margin accounts, which may extend margin credit to ACMF from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.”

ITEM 4.  Purpose of Transaction.

No material change.

CUSIP No. 29788A104	SCHEDULE 13D	Page 8 of 11

ITEM 5.  Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety to read as follows:

“(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,772,948 shares of Common Stock held for the account of ACMF, constituting approximately 9.5% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 29,317,807 shares of Common Stock outstanding as of December 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2014, filed with the Securities and Exchange Commission on January 9, 2015.

(i) Investment Manager:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 2,772,948 shares of Common Stock.
Percentage: Approximately 9.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,772,948 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,772,948 shares of Common Stock

(ii) IMGP:

(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 2,772,948 shares of Common Stock.
Percentage: Approximately 9.5% as of the date hereof.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,772,948 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,772,948 shares of Common Stock

(iii) Mr. Bajaj:

(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 2,772,948 shares of Common Stock.
Percentage: Approximately 9.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,772,948 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,772,948 shares of Common Stock

CUSIP No. 29788A104	SCHEDULE 13D	Page 9 of 11

(iv) Mr. Symonds:

(a)	As of the date hereof, Mr. Symonds may be deemed the beneficial owner of 2,772,948 shares of Common Stock.
Percentage: Approximately 9.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,772,948 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,772,948 shares of Common Stock

(v) Mr. Tesoriere:

(a)	As of the date hereof, Mr. Tesoriere may be deemed the beneficial owner of 2,772,948 shares of Common Stock.
Percentage: Approximately 9.5% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,772,948 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,772,948 shares of Common Stock

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,772,948 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as  managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 29788A104	SCHEDULE 13D	Page 10 of 11

(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.”

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

ExhibitA -	Joint Filing Agreement
Schedule1 -	Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 29788A104	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2015

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of E2open, Inc. dated January 13, 2015 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  January 13, 2015

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

SCHEDULE 1
Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transaction was effected during the past sixty (60) days:

Person	Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. commissions)
ACMF	11/18/2014	Common	881,900	6.3000
ACMF	12/4/2014	Common	9,289	7.2771
ACMF	12/8/2014	Common	37,726	7.4633
ACMF	12/9/2014	Common	54,070	7.2263
ACMF	12/10/2014	Common	39,819	7.6837
ACMF	12/11/2014	Common	25,000	7.8185
ACMF	12/12/2014	Common	34,000	7.6367
ACMF	12/16/2014	Common	22,121	7.8967
ACMF	12/17/2014	Common	3,447	8.5274
ACMF	12/18/2014	Common	35,000	9.0718
ACMF	12/19/2014	Common	48,651	9.2005
ACMF	12/22/2014	Common	56,600	9.3048
ACMF	12/23/2014	Common	11,000	9.3700
ACMF	12/29/2014	Common	52,287	9.7000
ACMF	12/29/2014	Common	26,300	9.6795
ACMF	1/6/2015	Common	150,000	8.6557
ACMF	1/7/2015	Common	45,194	8.4840
ACMF	1/8/2015	Common	28,098	8.7882
ACMF	1/9/2015	Common	220,934	5.4559
ACMF	1/9/2015	Common	25,000	5.4000
ACMF	1/9/2015	Common	225,000	5.4756
ACMF	1/12/2015	Common	54,400	5.6687
ACMF	1/12/2015	Common	5,466	5.6721
ACMF	1/13/2015	Common	208,199	5.8658
ACMF	1/13/2015	Common	95,000	5.8184

All of the above transactions were effected on the open market.